Filed by Five9, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Five9, Inc.

Commission File No.: 001-36383

Date: July 19, 2021

This filing relates to the proposed merger of Five9, Inc., a Delaware Corporation (“Five9”), with Summer Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a direct, wholly owned subsidiary of Zoom Video Communications, Inc., a Delaware corporation (“Zoom”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 16, 2021, by and among Zoom, Merger Sub and Five9.

Dear Five9 Team,

I am excited to share that Zoom has announced its intention to acquire Five9 (in case you missed it you can see our joint press release https://www.globenewswire.com/news-release/2021/07/19/2264531/0/en/Zoom-to-Acquire-Five9.html

This is big news, and you undoubtedly have lots of questions. My goal will be to ensure we are as transparent as possible throughout this process. To kick this off, we will be holding two All-Employee Town Halls tomorrow, one at 7am PT and the second at 5pm PT. In the meantime, we are posting an employee FAQ to the #ask-estaff channel where you can find more information.

But for now, I want to make sure I address some of the key topics that are top of mind for me as I am sure they are for you too.

First, I am incredibly excited by the joint opportunity we have with Zoom. Joining forces creates a generational opportunity for two leaders, with complementary capabilities and shared values, to transform the market.

I know Zoom’s CEO Eric Yuan well and also know that our companies share much in common. Like us, Zoom is tackling an enormous cloud transition opportunity which is in its early innings. Together, we can take a leading position in pursuing this significant opportunity. Like us, Zoom is laser-focused on taking care of their customers, has a strong corporate culture, and is committed to doing business the right way. Together, we have the opportunity to redefine how every person in the world connects and collaborates.

Likewise, our companies have complementary strengths. Zoom’s global presence and brand will propel us forward. Five9 will be a natural fit to Zoom’s broad communications platform. Together, we will transform how enterprises connect with their customers, building the customer engagement platform of the future.

Joining forces with Zoom will provide our business customers access to best-of-breed solutions, particularly Zoom Phone, that will enable them to realize more value and deliver real results for their business. Together with Zoom, we will deliver even more happiness and value to our customers.

I couldn’t be prouder of the company we are building together at Five9. With Zoom, each of us can be part of something even bigger.

Second, while the news is exciting, nothing changes anytime soon. It’s critically important that we stay focused on running our business as usual. Our priorities remain the same and Five9 remains an independent company until the transaction closes, which we expect to occur in the first half of 2022, subject to our shareholders’ approval, the receipt of required regulatory approvals and other customary closing conditions. Until then, we’ll remain a great partner of Zoom. Separately, we will have a small team who will work together with Zoom on integration planning, but that’s about it; we must remain separate companies and operate independently until close.

After the transaction closes, we will run as a separate operating unit inside Zoom and I will become a President of Zoom and continue as CEO of our team.

Our business has never been stronger. Let’s keep it going! We should keep serving customers, hiring new colleagues and growing our business today just as we have been.

There is so much more to share but, for now, let me wrap with this. Today is an amazing milestone in the Five9 journey. Thank you to everyone for getting us to this point. However, I believe our best days are still ahead of us and joining forces with Zoom only makes that future more exciting.

In the meantime, our customers are counting on us today just as they did yesterday, so I ask all of you to stay focused on running our business and helping customers get value from their Five9 partnership. I look forward to speaking with you soon!

Rowan

CEO, Five9

[P.S. As required by law, please see this important legal notice below. You’ll see this on all our communications on this topic going forward.]

Forward-Looking Statements

This communication contains forward-looking information related to Five9, Zoom and the acquisition of Five9 by Zoom that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction for Five9, Zoom and their respective customers, Zoom’s plans, objectives, expectations and intentions with respect to the combined company, the size of the opportunity for Zoom in contact centers, the financial condition, results of operations and business of Five9 or Zoom, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of Five9 to consummate the proposed transaction on a timely basis or at all; Zoom’s ability to successfully integrate Five9’s operations and personnel; Zoom’s ability to implement its plan, forecasts and other expectations with respect to Five9’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction; Five9’s ability to secure regulatory approvals on the terms expected in a timely manner or at all, especially in light of recent regulatory developments in the United States and elsewhere; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; any negative effects of the announcement or the consummation of the proposed transaction on the market price of Five9’s common stock or on Five9’s operating results; the impact of significant transaction costs and unknown liabilities on Five9’s operating results; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; the exertion of management’s time and Five9’s resources, and other expenses incurred in connection with any regulatory or governmental consents or approvals for the transaction; the effect of the announcement or pendency of the transaction on Zoom and Five9’s business relationships, operating results, and business generally; the impact of the COVID-19 pandemic and related public health measures on Zoom and Five9’s businesses and general economic conditions; the impact of geopolitical events; Five9’s ability to attract new clients or sell additional services and functionality to our existing clients; failure to manage our growth effectively; failure to adequately retain and expand Five9’s sales force; failure to manage technical operations infrastructures; failure to successfully maintain, grow and manage strategic relationships; failure to effectively develop, manage, and maintain network of master agents and resellers; adverse economic conditions; the effects of the COVID-19 pandemic have materially affected how Five9, its clients and business partners are operating, and the duration and extent to which this will impact Five9’s future results of operations and overall financial performance remains uncertain; security breaches and improper access to or disclosure of Five9’s data or its clients’ data, or other cyber attacks on its systems; potential future acquisitions or dispositions; the markets in which we participate involve numerous competitors and are highly competitive; terminate or reduction of subscriptions and related usage by existing clients; demands of larger organizations that Five9 may not offer which could delay or prevent such sales and harm Five9’s growth rates, business and operating results; failure by third party telecommunications and internet service providers to provide reliable services; the contact center software solutions market is subject to rapid technological change; failure to comply with laws and regulations; and risks attendant to our convertible senior notes and increased debt levels.

These risks, as well as other risks related to the proposed transaction, will be described in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Five9’s and Zoom’s respective periodic reports and other filings with the SEC, including the risk factors identified in Five9’s and Zoom’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The forward-looking statements included in this communication are made only as of the date hereof. Five9 assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, Zoom intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of Five9 and that also constitutes a prospectus of Zoom (the “proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the proxy statement/prospectus will be delivered to stockholders of Five9. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF FIVE9 AND ZOOM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) and other documents filed by Five9 and Zoom with the SEC, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Five9 will be available free of charge under the Financials & Filings heading of the Investor Relations section of Five9’s website at https://investors.five9.com/. Copies of the documents filed with the SEC by Five9 will be available free of charge under the SEC Filings heading of the Investor Relations section of Zoom’s website at https://investors.zoom.us/.

Participants in the Solicitation

Five9 and Zoom and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Five9’s directors and executive officers is set forth in Five9’s Form 10-K for the year ended December 31, 2020 and the proxy statement for Five9’s 2021 Annual Meeting of Stockholders, which were filed with the SEC on March 1, 2021 and March 29, 2021, respectively. Information about Zoom’s directors and executive officers is set forth in Zoom’s Form 10-K for the year ended January 31, 2021 and the proxy statement for Zoom’s 2021 Annual Meeting of Stockholders, which were filed with the SEC on March 18, 2021 and May 5, 2021, respectively. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Five9 and Zoom using the sources indicated above.